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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 21, 2005
(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and on January 31, 2002 (File No. 333-81862) and our Registration Statements on Form S-8 as filed with the Commission on October 1, 2004 (File No. 333-119475) and on May 14, 2001 (File No. 333-13506), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosure:        Novartis AG Announces Results for the Second Quarter of 2005

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland
http://www.novartis.com
John Gilardi Novartis Global Media Relations +41 61 324 3018 (direct) +41 61 324 2200 (main) john.gilardi@novartis.com	Nehl Horton Novartis Global Media Relations + 41 61 324 5749 (direct) + 41 61 324 2200 (main) nehl.horton@novartis.com
MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis reports strong results in the first six months of 2005

  •
  Group first-half net sales rise 11% (+8% lc) thanks to dynamic performances by all divisions

  •
  Strong expansion of Oncology and Cardiovascular franchises underpinning double-digit Pharmaceuticals sales growth of 12% in USD (+9% lc)

  •
  Group operating income advances 11% as robust Pharmaceuticals performance and impact of productivity initiatives offset restructuring-related decline in Sandoz

  •
  Net income up 12% to USD 3.1 billion in first half as EPS expands 15%

  •
  Sandoz acquires Hexal in June, Eon Labs purchase expected in 2005 third quarter

  •
  Key pipeline projects on track, LAF237 (diabetes), SPP100 (hypertension) and LDT600 (hepatitis B) set to report first Phase III data in the second half of 2005

Key figures

First half

	H1 2005		H1 2004		% Change

	USD m	% of net sales	USD m	% of net sales	USD	lc

Net sales	15 140		13 612		11	8

Pharmaceuticals	9 921		8 882		12	9
Sandoz	1 635		1 456		12	8
Consumer Health	3 584		3 274		9	7
Operating income	3 529	23.3	3 169(1)	23.3	11
Net income	3 123	20.6	2 778(1)	20.4	12

Basic earnings per share/ADS	USD 1.34		USD 1.17(1)		15

(1)
Pro forma basis

Second quarter

	Q2 2005		Q2 2004		% Change

	USD m	% of net sales	USD m	% of net sales	USD	lc

Net sales	7 799		6 973		12	9
Pharmaceuticals	5 132		4 572		12	9
Sandoz	832		737		13	9
Consumer Health	1 835		1 664		10	8
Operating income	1 849	23.7	1 715(1)	24.6	8
Net income	1 646	21.1	1 508(1)	21.6	9

Basic earnings per share/ADS	USD 0.70		USD 0.63(1)		11

(1)
Pro forma basis: This report reflects the adoption of new IFRS accounting standards that became effective on January 1, 2005, and other presentational changes. In order to provide a comparable basis, the 2004 pro forma statements reflect these changes as if they had been in effect already during 2004.

All product names appearing in italics are trademarks of Novartis Group Companies

Basel, July 14, 2005—Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis, said, "In the first half year, our broad health-care portfolio delivered good results. Our Oncology and Cardiovascular medicines continued their dynamic growth based on unique patient benefits. In the second half of 2005, we expect new study results for several innovative compounds. The acquisitions of Hexal and Eon Labs progress as planned. Overall, we are on track to achieve our objectives for 2005."

Net sales

First half

  •
  Group net sales rose 11% (+8% in local currencies, or lc) to USD 15.1 billion in the first half of 2005 as strong Pharmaceuticals growth and a good Sandoz performance led to market share gains. Overall, volume expansion contributed eight percentage points to first-half sales growth, acquisitions provided one percentage point, and currency translation led to an increase of three percentage points. Lower selling prices led to a decline in sales of one percentage point.

  •
  Pharmaceuticals net sales were up 12% (+9% lc) to USD 9.9 billion, fueled by the innovative product portfolio and Oncology and Cardiovascular franchises. The one-time prior-year adjustment of USD 62 million to reflect the change in accounting for sales rebates in the US had a minor impact on first-half growth. Excluding this adjustment, first-quarter net sales would have risen 13% (+10% lc) from the same period a year ago, while second-quarter sales were not affected and rose 12% (+9% lc).

  •
  Sandoz net sales climbed 12% (+8% lc) to USD 1.6 billion, supported by the European retail generics performance as well as contributions from the Durascan and Sabex acquisitions completed in 2004. The results of Sandoz do not yet include any sales from the Hexal acquisition, completed on June 6, as sales and income of this business will only be consolidated from the third quarter of 2005 onwards.

  •
  Consumer Health net sales advanced 9% (+7% lc) to USD 3.6 billion, led by double-digit sales growth in Medical Nutrition and Animal Health.

Second quarter

Group net sales up 12% to USD 7.8 billion

All three Divisions delivered double-digit growth, leading to an increase of 12% (+9% lc) for the Group in the second quarter.

Novartis increased its share of the global health-care market to 4.6% for the first five months of 2005, up from 4.4% in the same year-ago period, according to IMS Health.

Pharmaceuticals net sales rise 12% to USD 5.1 billion

Led by the key brands Diovan, Gleevec/Glivec, Lotrel, Femara and Zometa, net sales for the Pharmaceuticals Division rose 12% (+9% lc) in the second quarter.

General Medicines (excluding Mature Products) reported a net sales gain of 14% (+12% lc), led by a 19% (+17% lc) improvement in Cardiovascular franchise sales despite increased competition for Diovan and a slowdown in the US branded antihypertension market. Net sales in Specialty Medicines (Oncology, Transplantation & Immunology, and Ophthalmics) advanced 18% (+14% lc). Oncology net sales surged 23% (+20% lc) based on the ongoing growth of Gleevec/Glivec as well as Femara, while Ophthalmics net sales were up 12% (+8% lc) as Visudyne performed well in many key markets worldwide.

Second-quarter sales in the US rose 9% to USD 2.0 billion, supported by good performances from Diovan, Lotrel and Zelnorm as well as the Oncology franchise (+16%). In Europe, net sales rose 12% (+7% lc), while net sales advanced 10% (+7% lc) in Japan and 32% (+21% lc) in Latin America, thanks to excellent growth from Diovan and Gleevc. Sales in the emerging growth markets rose 29% (+23% lc), with leading performances in Turkey, China and Russia.

Sandoz net sales up 13% to USD 832 million

Second-quarter sales rose 13% (+9% lc), led by retail generics in France, Eastern Europe (particularly Russia) and contributions from the 2004 acquisitions of Durascan and Sabex. Strong sales of authorized generic products supported US sales growth, where pricing conditions remained very competitive. The results of Sandoz do not yet include any sales from the Hexal acquisition, completed on June 6, as sales and income of this business will only be consolidated from the third quarter of 2005 onwards.

Consumer Health net sales up 10% to USD 1.8 billion

Net sales were up 10% (+8% lc) in the second quarter amid ongoing strong double-digit sales growth in Animal Health and low-double-digit sales growth for OTC as well as continued high-single-digit USD sales expansion in Medical Nutrition, CIBA Vision and Infant & Baby. Growth in Animal Health was driven by the US as well as Latin America and Asia. A late cough and cold season helped OTC sales in the US and Europe, while Medical Nutrition expanded sales at double-digit rates in North America, Japan and Australia. Infant & Baby benefited from the impact of new product launches in the US. CIBA Vision continued reinforcing its No. 2 worldwide market position thanks to the successful launch of the breathable contact lenses O2Optix.

Operating income

First half

	H1 2005		H1 2004(1)

	USD m	% of net sales	USD m	% of net sales	Change in %

Pharmaceuticals	2 975	30.0	2 624	29.5	13
Sandoz	189	11.6	223	15.3	-15
Consumer Health	575	16.0	539	16.5	7
Corporate income & expense, net	-210		-217		-3

Total	3 529	23.3	3 169	23.3	11

(1)
Pro forma basis

Second quarter

	Q2 2005		Q2 2004(1)

	USD m	% of net sales	USD m	% of net sales	Change in %

Pharmaceuticals	1 611	31.4	1 373	30.0	17
Sandoz	79	9.5	132	17.9	-40
Consumer Health	289	15.7	274	16.5	5
Corporate income & expense, net	-130		-64

Total	1 849	23.7	1 715	24.6	8

(1)
Pro forma basis

First half

  •
  Group operating income rose 11% to USD 3.5 billion, supported by the strong Pharmaceuticals business expansion.

  •
  Pharmaceuticals operating income was up 13% to USD 3.0 billion despite continued strong investments in R&D and launch investments in new products and indications.

  •
  Sandoz operating income declined 15% to USD 189 million, mainly impacted by restructuring charges and price pressures in the US.

  •
  Consumer Health operating income climbed 7% to USD 575 million, driven by strong sales performance and despite major investments to strengthen key brands, including the launch of O2Optix contact lenses.

Second quarter

Group operating income up 8% to USD 1.8 billion

Operating income rose at a slower pace than net sales in the second quarter, as a strong Pharmaceuticals expansion and Consumer Health contribution were offset by Sandoz, which was affected by the impact of price pressure in the US and one-time restructuring and other charges.

Pharmaceuticals operating income rises 17% to USD 1.6 billion

Operating income rose 17% in the second quarter, outpacing net sales growth based on strong productivity gains in Cost of Goods Sold (COGS), General & Administrative and Marketing & Sales more than offsetting R&D investments. The operating margin improved to 31.4%, up 1.4 percentage points from 30.0% in the year-ago quarter. COGS declined 1.2 percentage points in the second quarter to 15.3% of net sales based on improvements in productivity and product mix. Marketing & Sales expenses fell 0.1 percentage points to 32.8% of net sales as productivity gains more than offset targeted investments to support Femara and Enablex in the US as well as to expand operations in China and Turkey. Research & Development expenses rose faster than sales, climbing 15% and accounting for 17.9% of net sales. Key factors were investments in Phase III trials for LAF237 (diabetes), Aclasta (osteoporosis), SPP100 (hypertension), LDT600 (hepatitis B) as well as investments in the Novartis Institute for BioMedical Research (NIBR). Other Income & Expense was flat compared to the year-ago quarter, while General & Administrative expenses improved to 3.1% of sales, down 0.3 percentage points from the year-ago quarter.

The second-quarter included a divestment gain of USD 96 million from the sale of license rights for Restasis® (cyclosporine ophthalmic emulsion) to Allergan (excluding royalties until the time of sale in April 2005). In the prior-year quarter, license income of USD 5 million was recorded.

Sandoz operating income declines 40% to USD 79 million

Operating income in the second quarter declined against a strong previous-year performance, mainly as a result of one-time expenses of USD 30 million for restructuring and other charges. The overall operating margin was affected negatively by the one-off items as well as price pressure in the US, particularly for AmoxC and omeprazole, while Marketing & Sales expenses as well as General & Administrative expenses were stable as a percentage of net sales.

Consumer Health operating income up 5% to USD 289 million

Operating income in the second quarter increased 5%, at a slower pace than net sales as a result of higher Marketing & Sales expenditures, particularly in CIBA Vision for the O2Optix launch, as well as R&D investments to further strengthen product pipelines in OTC and Medical Nutrition.

Group net income rises 9% to USD 1.6 billion

Net income for the second quarter rose 9% to USD 1.6 billion compared to USD 1.5 billion (pro forma) in the year-ago period. Net income as a percentage of net sales fell slightly to 21.1% from 21.6% in the 2004 second quarter.

Sandoz preparing for Eon integration following Hexal acquisition

Novartis has made significant progress toward creating the world leader in generic pharmaceuticals through the previously announced strategic acquisitions of Hexal AG of Germany and Eon Labs, Inc. (NASDAQ: ELAB) of the US.

Novartis completed the acquisition of Hexal AG on June 6. Only a provisional consolidated balance sheet of Hexal AG was available for consolidation at the end of the second quarter of 2005. Novartis will record in the third quarter 2005 report the results of Hexal retroactive to June 6. For the full year, Novartis expects the consolidation of Hexal and Eon Labs (based on preliminary estimates) to have a net negative effect on operating income of between USD 150 million and USD 250 million. This estimate reflects the operating income contribution from the two companies offset by a number of one-time costs, which include integration, restructuring and inventory step-up costs. The negative impact on Group net income is expected to be between USD 250 million and USD 350 million, reflecting in addition lower net financial income based on reduced net liquidity. Based on the current sales performances of the two companies, Novartis anticipates the second-half sales contribution will be in excess of USD 1.0 billion.

Novartis anticipates receiving US regulatory approval during the third quarter of 2005 to acquire Eon Labs after submitting a response in June for additional information to the US Federal Trade Commission. The tender offer to acquire the publicly held shares of Eon Labs, set at USD 31.00 per share, is currently scheduled to expire on July 20, 2005, and is subject to completion of the US regulatory process and the contemporaneous purchase of a 67.7 percent stake in Eon Labs from its control shareholder.

These strategic acquisitions, which were announced in February, combine Sandoz's global geographic presence and expertise in anti-infectives with Hexal's leadership in Germany and strong track record of successful product development as well as Eon Labs' strong position in the US for "difficult-to-make" generics. After the acquisitions are completed, Sandoz will be the global leader in generics with combined pro forma 2004 sales of USD 5.1 billion, a portfolio of over 600 active ingredients in more than 5,000 dosage forms and more than 20,000 employees.

Group outlook (barring any unforeseen events)

Based on the half-year performance, Novartis remains confident of achieving its key financial objectives for 2005. Further gains in market share are expected to keep Novartis positioned as one of the fastest-growing pharmaceutical companies, delivering high single-digit net sales growth for the Group and Pharmaceuticals in local currencies.

Barring any unforeseen events, Group operating and net income should reach new record levels on a comparable basis (and excluding the impact of the Hexal and Eon Labs acquisitions).

Pharmaceutical business and key product highlights

(Note: All net sales and percentage figures refer to second-quarter 2005 results)

General Medicines

Diovan (USD 912 million) (+20%; +18% lc; +15% US), the No. 1 angiotensin-receptor blocker (ARB) worldwide, maintained strong growth rates despite aggressive competition in key markets and a slowdown in the overall ARB market growth in the US, where Diovan remained the leader with 38% share of the ARB market (Source: IMS). Germany, France and Italy led sales in Europe, where Diovan became in June the only antihypertensive of its kind to gain EU approval to treat both heart attack survivors (VALIANT trial) and patients with heart failure (Val-HeFT trial).

Lotrel (USD 278 million only in the US) (+22%), the No. 1 fixed combination treatment for hypertension in the US, remained the top-ranked branded combination antihypertensive therapy. Lotrel, along with Diovan, also benefited from disease awareness and education initiatives in the US.

Lamisil (USD 315 million) (+6%; +4% lc; +1% US), the leading treatment worldwide for fungal nail infections, performed well and maintained its US market leadership position despite the introduction of a generic version of the competitor itraconazole. Sales growth in the US, however, was negatively affected by inventory de-stocking. France continued to see high sales, maintaining its position as the largest European market.

Zelnorm/Zelmac (USD 102 million) (+34%; +35% lc +37% US), a novel therapy for irritable bowel syndrome with constipation (IBS-C) and the first and only prescription medicine for chronic idiopathic constipation, kept up a robust double-digit growth rate, reaching a 68% share of the IBS market in the US. Initiatives in the US to grow awareness about the benefits of Zelnormfor treating IBS-C and chronic constipation supported sales. Sales outside the US were up 28% for the quarter.

Elidel (USD 58 million) (-38%; -39% lc; -50% US) reported lower sales based on a decline in US prescriptions for the eczema treatment. Novartis is still in product labeling discussions with the FDA after an FDA Advisory Committee in February recommended the inclusion of a boxed warning for Elidel and Protopic® (Astellas) relating to a theoretical risk of lymphoma. Novartis and many independent medical experts do not agree that such an action would be justified. Novartis remains confident in the safety and efficacy of Elidel in its approved indications. Sales outside the US rose 13% in the quarter.

Specialty Medicines

(Note: All net sales and percentage figures refer to second-quarter 2005 results)

Oncology

Gleevec/Glivec (USD 537 million) (+33%; +28% lc; +18% US), for all stages of Philadelphia-chromosome positive (Ph+) chronic myeloid leukemia (CML) and certain forms of gastro-intestinal stromal tumors (GIST), maintained strong growth rates in the second quarter. This dynamic performance was achieved through further penetration of both the CML and GIST markets as well as an increase in the average daily dose. Promising new data presented at the American Society of Clinical Oncology (ASCO) assessing high-dose Glivec (800mg) in patients with chronic phase Ph+ CML further demonstrated the importance of optimizing patient response to therapy.

Zometa (USD 312 million) (+13%; +11% lc; +7% US), the leading intravenous bisphosphonate for bone metastases, reached a record 73% market share in the US during the second quarter, supported in part by greater use in prostate and lung cancer. After achieving blockbuster status in 2004, growth rates for Zometa have moderated due to high penetration rates in breast cancer and myeloma as well as increasing competition. Strong 12-month data from the Z-FAST study investigating the prevention of bone loss in women with early breast cancer receiving aromatase inhibitor therapy demonstrated an important potential new use of Zometa.

Femara (USD 136 million) (+48%; +44% lc; +58% US), a leading therapy for early and advanced breast cancer in postmenopausal women, continued to grow strongly following its European approval for use in the extended adjuvant setting (after standard tamoxifen treatment), an indication approved in more than 75 countries, including the US. Applications have now been filed in both the US and Europe for use of Femara in the adjuvant setting (post-surgery). Data from two landmark trials—MA-17 in the extended adjuvant setting and BIG 1-98 in adjuvant treatment—have supported the growth of Femara and its position as a major advance in the treatment of women with breast cancer. Since publication of the first MA-17 results in October 2003, monthly prescriptions for Femara in the US have risen more than 190%.

Sandostatin (USD 232 million) (+19%; +16% lc; +18% US), a leading treatment for patients with the hormone condition acromegaly as well as for symptoms of gastro-entero-pancreatic neuroendocrine tumors, achieved high double-digit growth rates due to the performance of the long-acting LAR version, while the subcutaneous version faced generic competition in the US.

Ophthalmics

Visudyne (USD 129 million) (+18%; +15% lc; -6% US), a top treatment for "wet" AMD (age-related macular degeneration), the leading cause of blindness for people over age 50, advanced in the second quarter, helping the business unit to report an 12% (+8% lc) rise in second-quarter sales. Visudyne sales grew in many key markets worldwide, with sales outside the US up 31%. In the US, sales declined slightly due to new competition.

Transplantation

Sales rose 3% (-1% lc) during the second quarter, primarily the result of generic competition for the Neoral/Sandimmun franchise (-3%; -6% lc; -21% US). The decline in the US was partially compensated for by growth in Japan and select European countries, including France and Germany. Myfortic, for use in kidney transplantation, gained market share worldwide and is now marketed in most major countries, including Italy. Certican received Swiss approval on May 18, allowing for regulatory submissions in several countries in Asia, the Middle East and Europe.

Product and regulatory update

Novartis has made good progress toward its 2005 objectives for key development projects and regulatory milestones. Among the second-quarter developments:

  •
  Aclasta1 (zoledronic acid 5 mg solution for infusion) was launched in Germany, its first market worldwide, in May for the treatment of Paget's disease of the bone following EU approval in April 2005. Novartis is working with the FDA to gain approval for Aclasta in the US for this indication after receiving an "approvable" letter in March. Aclasta is also being developed as a once-yearly treatment for osteoporosis and other metabolic bone disorders.

1
Aclasta is the approved name in the European Union, the US name is under FDA review.

•
Exjade, a once-daily oral iron chelator for the treatment of chronic iron overload due to blood transfusions, has received priority review from the FDA and a number of other health authorities, including Australia, Canada and Switzerland.

•
Xolair is under review by European regulatory authorities. This novel agent, already approved in the US, offers a breakthrough in treating asthma, particularly as a unique add-on therapy for adults and adolescents with moderate to severe persistent asthma who remain inadequately controlled with conventional medicines. Xolair is being developed in collaboration with Genentech and Tanox.

•
AMN107 has entered a pivotal Phase II clinical trial for patients with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) who are resistant or intolerant of Gleevec as well as patients with relapsed or refractory Ph+ acute lymphoblastic leukemia (ALL), system mastocytosis or hypereosinophilic syndrome / chronic eosinophilic leukemia. The decision to proceed to Phase II was based on Phase I clinical data in Gleevec-resistant patients that showed more than 90% of patients with chronic Ph+ CML achieved a hematologic response, and more than 60% of patients in the advanced stages of Ph+ CML achieved similar responses.

  •
  FTY720, in development as a once-daily oral treatment for multiple sclerosis, is planned to start Phase III trials in the fourth quarter of 2005. Results of a six-month Phase II trial presented in June showed a significant reduction in inflammatory disease activity and clinical relapse rate as soon as after two months of treatment. Results for 12 months of treatment from the trial's extension will be presented in September.

  •
  Preliminary results of the first of two Phase III studies in transplantation indicated that FTY720 narrowly missed the study endpoint of non-inferiority to MMF. Further guidance on FTY720 in transplantation is planned to be provided when results of the second Phase III study become available in the fourth quarter of 2005.

  •
  The 12-month Phase III MARINA study for the investigational drug Lucentis (ranibizumab) met its primary efficacy endpoint of maintaining vision in patients with "wet" age-related macular degeneration (AMD). In addition, patients treated with Lucentis had, on average, a significant improvement in visual acuity, while placebo-treated patients experienced on average a significant decline. Data from the trial will be presented at the 23rd Annual Meeting of the American Society of Retina Specialists (ASRS) on July 18.

  •
  Novartis is making good progress in several Phase III clinical trials for compounds in late-stage development, many of which have the potential to be first-in-class medicines that address significant medical needs. Among the compounds expected to have Phase III data by the end of 2005 are LAF237 (vildagliptin) for the treatment of type 2 diabetes, SPP100 (aliskiren) for the treatment of hypertension and LDT600 (telbivudine) for use in treating hepatitis B.

  •
  A series of licensing agreements were completed in the second quarter of 2005 that will further strengthen the Novartis development pipeline. These agreements include NVA237, an inhaled, long-acting, anti-muscarinic agent for the treatment of chronic obstructive pulmonary disease (COPD) with Vectura Group plc and Arakis that is currently in Phase II trials, ANA975 in Phase I development for the treatment of chronic hepatitis C with Anadys Pharmaceuticals and RSV604, a first-in-class therapy in Phase I/II trials for the treatment of respiratory syncytial virus (RSV) infections, the most common respiratory infection in infants, with Arrow Pharmaceuticals.

  •
  Novartis and Procter & Gamble Pharmaceuticals, Inc. (P&GP), a division of The Procter & Gamble Company, announced in July that they have entered into an agreement for the co-promotion and further development of Enablex® (darifenacin) extended release tablets for the treatment of overactive bladder (OAB) in the United States. Novartis will continue to record revenues for Enablex and will pay royalties to P&GP based on the product's performance.

Corporate

  Corporate income & expense, net

Net corporate expenses were USD 130 million in the second quarter compared to an expense of USD 64 million in the year-ago period, mainly the result of an increase in the elimination of inter-divisional profit in inventory of USD 20 million and an increase in certain legal and product liability accruals. In the first six months, net corporate expenses were USD 210 million against an expense of USD 217 million in the prior year.

  Financial income, net

Net financial income in the second quarter totaled USD 61 million, down from USD 98 million in the year-ago period. The overall second-quarter return on net liquidity was 4.8% compared to 7.3%, reflecting the low-yield environment and lower level of net liquidity following the payment of USD 5.3 billion for the Hexal acquisition on June 6. For the half year, net financial income was USD 106 million compared to USD 126 million in the 2004 period, leading to a return of 3.5% against 4.1% in the prior year.

  Result from associated companies

Associated companies provided a net contribution of USD 28 million in the second quarter compared to USD 14 million in 2004. The Group's 42% investment in Chiron Corporation contributed a loss of USD 16 million compared with income of USD 4 million in the prior-year period. The investment in Roche resulted in income of USD 41 million. This amount consists of an estimated USD 68 million share of Roche's net income for the 2005 second quarter, offset by charges of USD 27 million related to amortization of intangible assets. In the first half, associated companies generated income of USD 61 million against USD 56 million in the year-ago period.

  Balance sheet

The Group's equity decreased by USD 0.9 billion in the first half of 2005 to USD 30.4 billion at June 30, 2005, as a result of the USD 2.1 billion dividend payment, a total of USD 0.4 billion in purchases of treasury shares and USD 1.7 billion of translation losses. This more than offset net income of USD 3.1 billion and other movements of USD 0.2 billion.

Net liquidity declined by USD 5.3 billion in the first half to USD 1.7 billion at June 30, 2005, from USD 7.0 billion at January 1, 2005, following the outlay of USD 5.3 billion for the Hexal acquisition. The debt/equity ratio at the end of the first half was 0.25:1 compared to 0.22:1 as of December 31, 2004.

During the second quarter, Novartis repurchased 0.2 million shares for USD 9 million through its share repurchase program via a second trading line on the SWX Swiss Exchange, bringing the total of shares repurchased in 2005 to 10.2 million for USD 0.5 billion. Since the start of the fourth program in August 2004, a total of 25.4 million shares have been repurchased for USD 1.2 billion.

Novartis is one of the few non-financial companies worldwide to have attained the highest credit ratings from Standard & Poor's and Moody's, the two benchmark rating agencies. S&P rates Novartis as AAA for long-term maturities and A1+ for short-term maturities, while Moody's has rated the company as Aaa and P1, respectively.

  Cash flow

Cash flow from operating activities for the first half rose by USD 0.6 billion to USD 3.3 billion, mainly the result of the strong business expansion and strict management of working capital. In the second quarter, cash flow from operating activities was reduced by USD 0.4 billion to USD 1.3 billion, primarily due to the dividend withholding tax payment of USD 745 million occurring in the 2005 second quarter compared to the first quarter of 2004. Free cash flow (excluding any impact from the Hexal transaction) in the first half rose USD 0.5 billion to USD 0.8 billion despite a higher dividend payment in 2005.

  Disclaimer

This release contains certain forward-looking statements relating to the Group's business, which can be identified by the use of forward-looking terminology such as "will", "anticipate", "outlook", "expect", "pipeline", "potential", "planned", "will be", "intends to", or similar expressions, or by express or implied discussions regarding potential future sales of new or existing products, potential new products or potential new indications for existing products, or by other discussions of strategy, plans or intentions. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that any products will reach any particular sales levels, or that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management's expectations could be affected by, among other things, new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures and other risks and factors referred to in the Group's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

  About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 83,700 people and operate in over 140 countries around the world.

For further information please consult http://www.novartis.com.

Further Important Dates

September 20, 2005	Pipeline update
October 18, 2005	Nine-month and third quarter results
January 2006	Full-year 2005 results

Contacts

Media:	Investors:
+41 61 324 2200	+41 61 324 7944
(John Gilardi or Nehl Horton—Basel)	(Karen Huebscher—Basel)
+1 212 830 2457	+1 212 830 2433
(Sheldon Jones—US)	(Ronen Tamir—US)

Consolidated income statements (unaudited)

Second quarter

		Pro forma Q2 2004(1) USD m			Restated historical Q2 2004(2) USD m
	Q2 2005 USD m		Change
			USD m	%

Total net sales	7 799	6 973	826	12	6 973
Other revenues	71	32	39	122	32
Cost of Goods Sold	-1 975	-1 763	-212	12	-1 763

Of which amortization and impairments of product and patent rights and trademarks	-75	-83	8	-10	-83

Gross profit	5 895	5 242	653	12	5 242
Marketing & Sales	-2 461	-2 204	-257	12	-2 204
Research & Development	-1 096	-955	-141	15	-955
General & Administration	-405	-372	-33	9	-372
Other income & expense	-84	4	-88		-10

Operating income	1 849	1 715	134	8	1 701
Result from associated companies	28	14	14	100	-13
Financial income, net	61	98	-37	-38	96

Income before taxes	1 938	1 827	111	6	1 784
Taxes	-292	-319	27	-8	-343

Net income	1 646	1 508	138	9	1 441

Attributable to:
Equity holders of the parent	1 640	1 491	149	10	1 424
Minority interests	6	17	-11	-65	17

Average number of shares outstanding (million)	2 329.6	2 364.0			2 364.0

Basic earnings per share (USD)(3)	0.70	0.63		11	0.60

Diluted earnings per share (USD)(3)	0.70	0.63			0.60

(1)
Pro forma basis: This report reflects the adoption of new IFRS accounting standards that became effective on January 1, 2005, and other presentational changes. In order to provide a comparable basis, the 2004 pro forma statements reflect these changes as if they had been in effect already during 2004. (As part of the IFRS restatement communication, please find further information on the reconciliation of the pro forma 2004 figures to the 2004 actual figures reported in the Investor Relations website at www.novartis.com)

(2)
Restated historical basis (see notes to the interim financial statements for further information)

(3)
Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of the parent

Consolidated statement of recognized income and expense (unaudited)

Second quarter

	Q2 2005 USD m	Q2 2004(1) USD m	Change USD m

Net income	1 646	1 441	205
Actuarial gains/losses	9	-250	259
Fair value adjustments on financial instruments	-17	140	-157
Translation movements	-944	-400	-544

Recognized income and expense	694	931	-237

(1)
Restated historical basis (see notes to the interim financial statements for further information)

Consolidated income statements (unaudited)

First half

		Pro forma H1 2004(1) USD m			Restated historical H1 2004(2) USD m
	H1 2005 USD m		Change
			USD m	%

Total net sales	15 140	13 612	1 528	11	13 612
Other revenues	144	59	85	144	59
Cost of Goods Sold	-3 901	-3 452	-449	13	-3 452

Of which amortization and impairments of product and patent rights and trademarks	-149	-152	3	-2	-152

Gross profit	11 383	10 219	1 164	11	10 219
Marketing & Sales	-4 780	-4 264	-516	12	-4 264
Research & Development	-2 183	-1 893	-290	15	-1 893
General & Administration	-806	-727	-79	11	-727
Other income & expense	-85	-166	81	-49	-195

Operating income	3 529	3 169	360	11	3 140
Result from associated companies	61	56	5	9	1
Financial income, net	106	126	-20	-16	124

Income before taxes	3 696	3 351	345	10	3 265
Taxes	-573	-573			-591

Net income	3 123	2 778	345	12	2 674

Attributable to:
Equity holders of the parent	3 121	2 765	356	13	2 661
Minority interests	2	13	-11	-85	13

Average number of shares outstanding (million)	2 331.0	2 367.6			2 367.6

Basic earnings per share (USD)(3)	1.34	1.17		15	1.12

Diluted earnings per share (USD)(3)	1.34	1.17			1.12

(1)
Pro forma basis: This report reflects the adoption of new IFRS accounting standards that became effective on January 1, 2005, and other presentational changes. In order to provide a comparable basis, the 2004 pro forma statements reflect these changes as if they had been in effect already during 2004. (As part of the IFRS restatement communication, please find further information on the reconciliation of the pro forma 2004 figures to the 2004 actual figures reported in the Investor Relations website at www.novartis.com)

(2)
Restated historical basis (see notes to the interim financial statements for further information)

(3)
Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of the parent

Consolidated statement of recognized income and expense (unaudited)

First half

	H1 2005 USD m	H1 2004(1) USD m	Change USD m

Net income	3 123	2 674	449
Actuarial gains/losses	-56	-512	456
Fair value adjustments on financial instruments	-78	252	-330
Translation movements	-1 680	-637	-1 043

Recognized income and expense	1 309	1 777	-468

(1)
Restated historical basis (see notes to the interim financial statements for further information)

Condensed consolidated balance sheets (unaudited)

	June 30, 2005 USD m	Dec 31, 2004(1) USD m	June 30, 2004(1) USD m

Assets
Total long-term assets	32 929	28 568	26 250

Current assets
Inventories	3 968	3 558	3 458
Trade accounts receivable	5 091	4 851	4 482
Other current assets	1 615	1 619	1 402
Cash, short-term deposits and marketable securities	9 440	13 892	11 643

Total current assets	20 114	23 920	20 985

Total assets	53 043	52 488	47 235

Equity and liabilities
Total equity	30 393	31 305	28 298

Long-term liabilities
Financial debts	2 493	2 736	3 105
Other long-term liabilities	7 514	6 494	6 202
Total long-term liabilities	10 007	9 230	9 307
Short-term liabilities
Trade accounts payable	1 965	2 020	1 630
Financial debts and derivatives	5 201	4 119	2 883
Other short-term liabilities	5 477	5 814	5 117
Total short-term liabilities	12 643	11 953	9 630

Total liabilities	22 650	21 183	18 937

Total equity and liabilities	53 043	52 488	47 235

(1)
Restated historical basis (see notes to the interim financial statements for further information)

Condensed consolidated changes in equity (unaudited)

Second quarter

	Q2 2005 USD m	Q2 2004(1) USD m	Change USD m

Consolidated equity at April 1(1)	29 462	27 767	1 695
Total recognized income and expense	694	931	-237
Purchase of treasury shares, net	151	-554	705
Share-based compensation	92	82	10
Changes in minorities	-6	-12	6
Other		84	-84

Consolidated equity at June 30	30 393	28 298	2 095

(1)
Restated historical basis (see notes to the interim financial statements for further information)

First half

	H1 2005 USD m	H1 2004(1) USD m	Change USD m

Consolidated equity at January 1(1)	31 305	29 117	2 188
Total recognized income and expense	1 309	1 777	-468
Dividends	-2 107	-1 896	-211
Purchase of treasury shares, net	-376	-860	484
Share-based compensation	203	138	65
Changes in minorities	-15	-18	3
Other	74	40	34

Consolidated equity at June 30	30 393	28 298	2 095

(1)
Restated historical basis (see notes to the interim financial statements for further information)

Condensed consolidated cash flow statements (unaudited)

Second quarter

	Q2 2005 USD m	Pro forma Q2 2004(1) USD m	Change USD m	Restated historical Q2 2004(2) USD m

Net income	1 646	1 508	138	1 441
Reversal of non-cash items
Taxes	292	319	-27	343
Depreciation, amortization and impairments	294	290	4	316
Net financial income	-61	-98	37	-96
Other	-40	-16	-24	3

Net income adjusted for non-cash items	2 131	2 003	128	2 007
Interest and other financial receipts	107	136	-29	136
Interest and other financial payments	-43	-28	-15	-29
Taxes paid	-347	-340	-7	-340

Cash flow before working capital and provision changes	1 848	1 771	77	1 774
Restructuring payments and other cash payments out of provisions	-92	-65	-27	-65
Change in net current assets and other operating cash flow items	-431	-27	-404	-30

Cash flow from operating activities	1 325	1 679	-354	1 679

Investments in property, plant & equipment	-263	-326	63	-326
Acquisitions/divestments of subsidiaries	-5 307	-87	-5 220	-87
Decrease/increase in marketable securities, intangible and financial assets	322	-217	539	-217

Cash flow used for investing activities	-5 248	-630	-4 618	-630

Cash flow used for financing activities	1 646	-742	2 388	-742

Translation effect on cash and cash equivalents	-73	16	-89	16

Change in cash and cash equivalents	-2 350	323	-2 673	323
Cash and cash equivalents at April 1	7 289	3 248	4 041	3 248

Cash and cash equivalents at June 30	4 939	3 571	1 368	3 571

(1)
Pro forma basis

(2)
Restated historical basis (see notes to the interim financial statements for further information)

Condensed consolidated cash flow statements (unaudited)

First half

	H1 2005 USD m	Pro forma H1 2004(1) USD m	Change USD m	Restated historical H1 2004(2) USD m

Net income	3 123	2 778	345	2 674
Reversal of non-cash items
Taxes	573	573		591
Depreciation, amortization and impairments	579	576	3	625
Net financial income	-106	-126	20	-124
Other	-138	-29	-109	5

Net income adjusted for non-cash items	4 031	3 772	259	3 771
Interest and other financial receipts	325	233	92	233
Interest and other financial payments	-84	-57	-27	-58
Taxes paid	-676	-728	52	-728

Cash flow before working capital and provision changes	3 596	3 220	376	3 218
Restructuring payments and other cash payments out of provisions	-192	-106	-86	-106
Change in net current assets and other operating cash flow items	-122	-396	274	-394

Cash flow from operating activities	3 282	2 718	564	2 718

Investments in property, plant & equipment	-485	-585	100	-585
Acquisitions/divestments of subsidiaries	-5 297	-457	-4 840	-457
Decrease/increase in marketable securities, intangible and financial assets	2 937	-837	3 774	-837

Cash flow used for investing activities	-2 845	-1 879	-966	-1 879

Cash flow used for financing activities	-1 470	-2 911	1 441	-2 911

Translation effect on cash and cash equivalents	-111	-3	-108	-3

Change in cash and cash equivalents	-1 144	-2 075	931	-2 075
Cash and cash equivalents at January 1	6 083	5 646	437	5 646

Cash and cash equivalents at June 30	4 939	3 571	1 368	3 571

(1)
Pro forma basis

(2)
Restated historical basis (see notes to the interim financial statements for further information)

Net sales by Division

Second quarter (unaudited)

	Q2 2005 USD m	Q2 2004 USD m	% change
			USD	lc

Pharmaceuticals	5 132	4 572	12	9

Sandoz	832	737	13	9

Consumer Health	1 835	1 664	10	8

Total	7 799	6 973	12	9

First half (unaudited)

	H1 2005 USD m	H1 2004 USD m	% change
			USD	lc

Pharmaceuticals	9 921	8 882	12	9

Sandoz	1 635	1 456	12	8

Consumer Health	3 584	3 274	9	7

Total	15 140	13 612	11	8

Operating income by Division

Second quarter (unaudited)

			Pro forma Q2 2004(1)
	Q2 2005					Restated historical Q2 2004(2) USD m
	USD m	% of net sales	USD m	% of net sales	Change in %

Pharmaceuticals	1 611	31.4	1 373	30.0	17	1 368

Sandoz	79	9.5	132	17.9	-40	126

Consumer Health	289	15.7	274	16.5	5	259

Corporate income & expense, net	-130		-64		103	-52

Total	1 849	23.7	1 715	24.6	8	1 701

(1)
Pro forma basis

(2)
Restated historical basis (see notes to the interim financial statements for further information)

First half (unaudited)

			Pro forma H1 2004(1)
	H1 2005					Restated historical H1 2004(2) USD m
	USD m	% of net sales	USD m	% of net sales	Change in %

Pharmaceuticals	2 975	30.0	2 624	29.5	13	2 614

Sandoz	189	11.6	223	15.3	-15	211

Consumer Health	575	16.0	539	16.5	7	512

Corporate income & expense, net	-210		-217		-3	-197

Total	3 529	23.3	3 169	23.3	11	3 140

(1)
Pro forma basis

(2)
Restated historical basis (see notes to the interim financial statements for further information)

Consolidated income statements—Divisional segmentation

Second quarter (unaudited)

	Pharmaceuticals Division		Sandoz Division		Consumer Health Division		Corporate		Total
	Q2 2005 USD m	Q2 2004(1) USD m	Q2 2005 USD m	Q2 2004(1) USD m	Q2 2005 USD m	Q2 2004(1) USD m	Q2 2005 USD m	Q2 2004(1) USD m	Q2 2005 USD m	Q2 2004(1) USD m

Net sales to third parties	5 132	4 572	832	737	1 835	1 664			7 799	6 973
Sales to other Divisions	29	34	35	17	8	8	-72	-59

Sales of Divisions	5 161	4 606	867	754	1 843	1 672	-72	-59	7 799	6 973
Other revenues	58	25	3	1	10	6			71	32
Cost of Goods Sold	-787	-753	-495	-401	-750	-673	57	64	-1 975	-1 763

Of which amortization and impairments of product and patent rights and trademarks	-42	-53	-17	-14	-16	-16			-75	-83

Gross profit	4 432	3 878	375	354	1 103	1 005	-15	5	5 895	5 242
Marketing & Sales	-1 682	-1 504	-143	-127	-636	-573			-2 461	-2 204
Research & Development	-917	-795	-67	-60	-73	-63	-39	-37	-1 096	-955
General & Administration	-160	-156	-47	-48	-105	-89	-93	-79	-405	-372
Other income & expense	-62	-50	-39	13		-6	17	47	-84	4

Operating income	1 611	1 373	79	132	289	274	-130	-64	1 849	1 715
Result from associated companies									28	14
Financial income, net									61	98

Income before taxes									1 938	1 827
Taxes									-292	-319

Net income									1 646	1 508

(1)
Pro forma basis

Consolidated income statements—Divisional segmentation

First half (unaudited)

	Pharmaceuticals Division		Sandoz Division		Consumer Health Division		Corporate		Total
	H1 2005 USD m	H1 2004(1) USD m	H1 2005 USD m	H1 2004(1) USD m	H1 2005 USD m	H1 2004(1) USD m	H1 2005 USD m	H1 2004(1) USD m	H1 2005 USD m	H1 2004(1) USD m

Net sales to third parties	9 921	8 882	1 635	1 456	3 584	3 274			15 140	13 612
Sales to other Divisions	60	70	88	35	15	14	-163	-119

Sales of Divisions	9 981	8 952	1 723	1 491	3 599	3 288	-163	-119	15 140	13 612
Other revenues	117	49	6	2	21	8			144	59
Cost of Goods Sold	-1 607	-1 458	-1 002	-818	-1 438	-1 308	146	132	-3 901	-3 452

Of which amortization and impairments of product and patent rights and trademarks	-85	-92	-35	-30	-29	-30			-149	-152

Gross profit	8 491	7 543	727	675	2 182	1 988	-17	13	11 383	10 219
Marketing & Sales	-3 259	-2 888	-277	-254	-1 244	-1 122			-4 780	-4 264
Research & Development	-1 822	-1 576	-143	-119	-142	-125	-76	-73	-2 183	-1 893
General & Administration	-314	-297	-102	-91	-208	-183	-182	-156	-806	-727
Other income & expense	-121	-158	-16	12	-13	-19	65	-1	-85	-166

Operating income	2 975	2 624	189	223	575	539	-210	-217	3 529	3 169
Result from associated companies									61	56
Financial income, net									106	126

Income before taxes									3 696	3 351
Taxes									-573	-573

Net income									3 123	2 778

(1)
Pro forma basis

Notes to the interim financial report for the six months ended June 30, 2005 (unaudited)

1. Basis of preparation

This unaudited financial report has been prepared in accordance with the accounting policies set out in International Accounting Standard 34 on Interim Financial Reporting and in the 2004 Annual Report, except that the Group has adopted the following new IFRS rules or made other improvements to its financial statements presentation from January 1, 2005:

IFRS 2 (Share-based compensation)

  IFRS 2 requires the fair value of any equity instruments granted to employees to be recognized as an expense. Up to December 31, 2004, the approximate fair value of these equity instruments has been charged to the business operations in the Divisional segment reporting but has been offset by a matching income in Corporate Other income & expense. Therefore, no operating income charge was ultimately recognized in the Group's consolidated financial statements. From January 1, 2005, Novartis calculates the fair value of the granted options using the trinomial valuation method, which is a variant of the lattice binomial approach. The amounts for options and other share-based compensation are charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. As permitted by IFRS 2, Novartis has restated its prior-year audited historical consolidated financial statements to reflect the cost of grants awarded only since November 7, 2002, whereas the pro forma calculation includes prior grants. These grants have been tax-effected using our current best estimates, which may require adjustment during 2005.

IFRS 3 (Business combinations)

  Under IFRS 3, with effect from January 1, 2005, all goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing. This requirement applies to goodwill separately presented in the Group's balance sheet and to goodwill that is embedded in the equity accounting for associated companies. This new accounting policy was also applied in 2004 for transactions consummated after March 31, 2004.

IAS 1 (Associated companies, minority interests)

  IAS 1 (revised) requires minority interests to be included in the Group's equity in the consolidated balance sheet instead of as a separate category in the balance sheet and it is no longer deducted in arriving at the Group's net income. IAS 1 (revised) also requires that the tax related to the result of associated companies is not included in the Group's tax expense. From January 1, 2005, the Group's share in the results of its associated companies is included in one income statement line and is calculated after deduction of their respective taxes and minority interests.

IAS 38 (Intangibles)

  Under IAS 38 (revised), Novartis is required to adopt changes to accounting for intangible assets. The following are the principal accounting policy changes:

    •
    A value needs to be allocated to In-Process Research & Development (IPR&D) as part of the process of allocating the purchase price in a new business combination. This amount needs to be recorded separately from goodwill and must be assessed for impairment on an annual basis. Once a project included in IPR&D has been successfully developed and is available for use, it needs to be amortized over its useful life. Previously, IPR&D was included under goodwill for IFRS purposes and amortized. As required by the transitional rules, IPR&D has already been separately capitalized and not amortized for IFRS purposes for all acquisitions after March 31, 2004.

    •
    Acquired R&D assets, such as those related to up-front and milestone payments, also need to be capitalized as intangible assets, even if uncertainties as to whether the R&D will ultimately be successful in producing a saleable product exist. Previously, R&D intangible assets were only recognized if they were acquired after receiving regulatory approval, including that from the US Food and Drug Administration (FDA).

IAS 19 (Employee post-employment benefits)

  Novartis has decided to adopt a new option under IAS 19 from January 1, 2005. Under this option, the actuarial gains/losses from valuing the assets and liabilities of defined benefit plans at fair value at the balance sheet date are immediately adjusted in the balance sheet with a corresponding movement in equity. The prior policy of amortization into the income statement of actuarial gains/losses in excess of the "corridor" (the higher of 10% of plan assets or liabilities) is no longer required.

SIC-12 (Employee post-employment benefits)

  Changes to the Standing Interpretations Committee SIC-12 came into force on January 1, 2005, which require the consolidation of equity compensation plans. Prior to this change, there was no requirement under IFRS to consolidate these plans.

In addition, the Group has introduced the following changes:

  •
  Total COGS (Cost of Goods Sold) now includes royalty expenses relating to products sold as well as amortization and impairment of acquired product rights, patents and trademarks

  •
  Separate presentation of Other Revenues—mainly royalty income and income from profit-sharing arrangements

The above-mentioned changes to goodwill amortization and capitalization of R&D intangibles prior to 2005 and share-based compensation prior to November 7, 2002, are not required to be included retroactively in the historical consolidated financial statements. In order to assist our investors and analysts in their understanding of our results by having comparable information, we have also produced pro forma 2004 income and cash flow statements that include all of these adjustments.

In the six months to June 30, 2005, there was a change in accounting for Pharmaceutical division sales rebates in the US on inventory held by wholesalers and retailers, which resulted in an expense relating to prior years of USD 62 million being recorded in the current year.

Apart from these matters, and the legal and product liability matters discussed in Note 5, there were no other significant changes in accounting policies or estimates or in any contingent liabilities from those disclosed in the 2004 Annual Report.

2. Changes in the scope of consolidation and other significant transactions

The following significant transactions were made during the six months to June 30, 2005, and in 2004:

2005

Sandoz

On February 21, Novartis announced that it was acquiring two generics companies in a series of transactions with an anticipated total purchase price of approximately USD 8.3 billion. Novartis signed definitive agreements to acquire 100% of Hexal AG and a 67.7% stake (65.4% fully diluted) in Eon Labs, Inc. (NASDAQ: ELAB) for a total of EUR 5.65 billion in cash. In addition, pursuant to a merger agreement unanimously approved by the Eon Board of Directors and the Special Committee of independent directors of the Eon Board, Novartis has launched a tender offer to acquire the remaining 31.9 million fully diluted shares (34.6%) in Eon Labs for USD 31.00 per share, totaling approximately USD 1 billion. The Eon Labs transaction, which is subject to regulatory approvals in the US, is expected to close in the third quarter of 2005.

On June 6, Novartis completed the acquisition of Hexal AG for USD 5.3 billion in cash. Only a provisional consolidated balance sheet of Hexal AG is available for consolidation at June 30, 2005. This includes USD 3.6 billion of goodwill.

2004

Sandoz

On June 30, Novartis acquired 100% of the shares of the Danish generics company Durascan A/S from AstraZeneca. Goodwill of USD 23 million has been recorded on this transaction.

On August 13, Novartis completed the acquisition of 100% of the shares of Sabex Inc., a Canadian generic manufacturer with a leading position in generic injectables, for USD 565 million in cash. Based on a preliminary estimate, goodwill of USD 330 million has been recorded on this transaction.

Medical Nutrition

On February 13, Novartis completed the acquisition of Mead Johnson & Company's global adult medical nutrition business for USD 385 million in cash. These activities are included in the consolidated financial statements from that date with USD 220 million of net sales and a USD 31 million operating loss being recorded in 2004. Goodwill of USD 183 million has been recorded on this transaction.

3. Principal currency translation rates

Second quarter

	Average rates Q2 2005 USD	Average rates Q2 2004 USD	Period-end rates June 30, 2005 USD	Period-end rates June 30, 2004 USD

1 CHF	0.816	0.783	0.781	0.791
1 EUR	1.260	1.204	1.209	1.207
1 GBP	1.855	1.805	1.809	1.803
100 JPY	0.929	0.912	0.908	0.920

First half

	Average rates H1 2005 USD	Average rates H1 2004 USD	Period-end rates June 30, 2005 USD	Period-end rates June 30, 2004 USD

1 CHF	0.831	0.789	0.781	0.791
1 EUR	1.286	1.227	1.209	1.207
1 GBP	1.873	1.821	1.809	1.803
100 JPY	0.943	0.921	0.908	0.920

4. Condensed consolidated change in liquidity (unaudited)

Second quarter

	Q2 2005 USD m	Q2 2004(1) USD m	Change USD m

Change in cash and cash equivalents	-2 350	323	-2 673
Change in marketable securities, financial debt and financial derivatives	-2 139	433	-2 572

Change in net liquidity	-4 489	756	-5 245
Net liquidity at April 1(1)	6 235	4 899	1 336

Net liquidity at June 30	1 746	5 655	-3 909

(1)
Restated historical basis (see notes to the interim financial statements for further information)

First half

	H1 2005 USD m	H1 2004(1) USD m	Change USD m

Change in cash and cash equivalents	-1 144	-2 075	931
Change in marketable securities, financial debt and financial derivatives	-4 147	1 079	-5 226

Change in net liquidity	-5 291	-996	-4 295
Net liquidity at January 1(1)	7 037	6 651	386

Net liquidity at June 30	1 746	5 655	-3 909

(1)
Restated historical basis (see notes to the interim financial statements for further information)

5. Legal and product liability update

Litigation: A number of our affiliates are the subject of litigation arising out of the normal conduct of their business. As a result, claims could be made against them which, in whole or in part, might not be covered by insurance. In our opinion, however, the outcome of these actions will not materially affect our financial condition but could be material to our results of operations in a given period. Developments in these cases in the first half of 2005 are as follows:

  •
  PPA: Novartis affiliates are parties to about 145 lawsuits in the US brought by people claiming to have been injured by products containing phenylpropanolamine (PPA) sold by certain of those affiliates. These cases are in various stages of litigation with Novartis having achieved favorable jury verdicts in four trials. The only other Novartis case to go to trial resulted in a hung jury. Another 25 trials are scheduled over the next 12 months. There can be no guarantee that our initial successes will be repeated or sustained in the event of an appeal.

        Investigations:    From time to time, our affiliates may be the subject of government investigations arising out of the normal conduct of their business. Consistent with the Novartis Code of Conduct and policies regarding compliance with law, it is our policy to cooperate with such investigations.

  •
  US enteral pump market: On February 11, 2005, two Novartis Medical Nutrition affiliates in the US settled possible claims against them arising from an investigation of the enteral pump industry by the United States Department of Justice. The settlement included a plea of guilty by one of the affiliates, OPI Properties, to attempted obstruction of a Medicare audit for which OPI Properties paid a USD 4.5 million fine, and a civil agreement pursuant to which the other affiliate, Novartis Nutrition Corporation, paid USD 44.65 million in civil damages.

  •
  Trileptal: On May 26, 2005, the US Attorney's Office for the Eastern District of Pennsylvania served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act on Novartis Pharmaceuticals Corporation. We understand that the US Attorney's Office is conducting parallel civil and criminal investigations into allegations of potential off-label promotion of Trileptal. At this time, we are unable to express an opinion as to the likely outcome of these investigations.

6. Significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP) (unaudited)

The Group's consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

The adjustments have been explained in note 32 of the Novartis 2004 annual report. Adoption of new IFRS and US GAAP standards from January 1, 2005, have led to the following additional adjustments being recorded:

Pension and other post-employment benefits

  Under the Group's adoption of new IFRS guidelines, actuarial gains and losses arising from changes in the fair value of assets and liabilities in the Group's pension and post-employment defined benefit plans are recognized immediately in equity. Under US GAAP, these differences are recognized immediately in the income statement only when they exceed specified levels.

Research & Development

  IFRS requires capitalization of acquired R&D and in-process R&D, which, under certain circumstances, require expensing under US GAAP.

Inventory

  The Group changed its external US GAAP reporting of inventories held by certain subsidiaries from the Last-In-First-Out ("LIFO") method to the First-In-First-Out ("FIFO") method. This change has been applied by restating prior years' US GAAP equity.

Share-based compensation

  The Group has elected to adopt FAS 123(revised) on Share-Based Payment from January 1, 2005, with retroactive application as far as permitted by the standard. However, not all amounts can be retroactively restated and there are differences in the transitional rules, which results in a new difference in the income statement between IFRS and US GAAP.

Minority interests

  In contrast to US GAAP, minority interests are not deducted in the determination of IFRS net income.

	H1 2005 USD m		H1 2004(1) USD m

Net income under IFRS	3 123		2 674
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	-305		-181
Purchase accounting: Other acquisitions	-4		46
Purchase accounting: IFRS goodwill amortization			85
Purchase accounting: Purchase cost differences	-121
IFRS amortization of In-Process R&D included in goodwill			74
Available-for-sale securities and financial instruments	240		47
Pension and other post-employment benefits	-67		50
Share-based compensation	-41		-86
IFRS Research & Development capitalization	-503	(2)
Minority interests	-3		-13
Other	48		-258
Deferred tax	38		-29

Net income under US GAAP	2 405		2 409

Basic earnings per share under US GAAP (USD)	1.03		1.02

Diluted earnings per share under US GAAP (USD)	1.03		1.02

(1)
Restated historical basis (see notes to the interim financial statements for further information)

(2)
Includes a preliminary estimate of the Hexal acquired In-Process R&D charge of USD 430 million

	June 30, 2005 USD m	June 30, 2004(1) USD m

Equity under IFRS	30 393	28 298
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	1 996	2 522
Purchase accounting: Other acquisitions	2 799	2 854
Purchase accounting: IFRS goodwill amortization	554	421
Purchase accounting: Purchase cost differences	-14
Available-for-sale securities and derivative financial instruments	-95
Pension and other post-employment benefits	3 011	2 736
In-Process and other Research & Development	-1 871	-1 254
Minority interests	-123	-85
Other	172	-245
Deferred tax	-966	-1 024

Equity under US GAAP	35 856	34 223

(1)
Restated historical basis (see notes to the interim financial statements for further information)

Supplementary information (unaudited)

Free cash flow

Second quarter

	Q2 2005 USD m	Q2 2004(1) USD m	Change USD m

Cash flow from operating activities	1 325	1 679	-354
Purchase of property, plant & equipment	-263	-326	63
Purchase of intangible and financial assets	-253	-164	-89
Sale of intangible and financial assets	268	235	33

Free cash flow	1 077	1 424	-347

(1)
Pro forma basis

First half

	H1 2005 USD m	H1 2004(1) USD m	Change USD m

Cash flow from operating activities	3 282	2 718	564
Purchase of property, plant & equipment	-485	-585	100
Purchase of intangible and financial assets	-518	-391	-127
Sale of intangible and financial assets	636	463	173
Dividends paid to third parties	-2 107	-1 896	-211

Free cash flow	808	309	499

(1)
Pro forma basis

Share information

	June 30, 2005	June 30, 2004

Number of shares outstanding (million)	2 332.3	2 356.2(1)
Registered share price (CHF)	61.05	55.25
ADS price (USD)	47.44	44.50
Market capitalization (USD billion)	111.1	103.0	(1)
Market capitalization (CHF billion)	142.4	130.2	(1)

(1)
Restated historical basis

Supplementary tables: Second Quarter 2005—Net sales of top twenty pharmaceutical products (unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	374	15	538	20	912	20	18
Gleevec/Glivec	Chronic myeloid leukemia	118	18	419	30	537	33	28
Zometa	Cancer complications	178	7	134	16	312	13	11
Lamisil (group)	Fungal infections	140	1	175	8	315	6	4
Lotrel	Hypertension	278	22			278	22	22
Neoral/Sandimmun	Transplantation	37	-21	207	-2	244	-3	-6
Sandostatin (group)	Acromegaly	99	18	133	15	232	19	16
Lescol	Cholesterol reduction	69	-1	136	12	205	10	7
Voltaren (group)	Inflammation/pain	1	-67	184	17	185	21	16
Trileptal	Epilepsy	103	21	38	20	141	24	22

Top ten products total		1 397	12	1 964	16	3 361	18	15
Femara	Breast cancer	63	58	73	34	136	48	44
Visudyne	Macular degeneration	50	-6	79	31	129	18	15
Exelon	Alzheimer's disease	37	-8	73	13	110	10	6
Tegretol (incl. CR/XR)	Epilepsy	27	8	74	4	101	9	5
Miacalcic	Osteoporosis	58	-13	36	1	94	-8	-10
Zelnorm/Zelmac	Irritable bowel syndrome	86	37	16	28	102	34	35
Foradil	Asthma	3	-25	79	3	82	8	3
Elidel	Eczema	37	-50	21	13	58	-38	-39
Comtan Group	Parkinson's Disease	31	24	36	62	67	46	41
Leponex/Clozaril	Schizophrenia	15	-25	45	-26	60	-23	-27

Top twenty products total		1 804	9	2 496	15	4 300	15	12
Rest of portfolio		209	11	623	-10	832	-2	-5

Total Division net sales		2 013	9	3 119	9	5 132	12	9

Supplementary tables: First half 2005—Net sales of top twenty pharmaceutical products (unaudited)

							% change
		US		Rest of world		Total
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	732	13	1 025	19	1 757	19	16
Gleevec/Glivec	Chronic myeloid leukemia	235	34	798	30	1 033	37	31
Zometa	Cancer complications	345	10	263	17	608	15	13
Lamisil (group)	Fungal infections	255	5	309	10	564	9	7
Lotrel	Hypertension	509	14			509	14	14
Neoral/Sandimmun	Transplantation	75	-20	395	-7	470	-6	-10
Sandostatin (group)	Acromegaly	192	12	261	11	453	15	12
Lescol	Cholesterol reduction	117	-12	260	9	377	4	1
Voltaren (group)	Inflammation/pain	3	-40	343	12	346	16	12
Trileptal	Epilepsy	218	20	75	20	293	22	20

Top ten products total		2 681	11	3 729	15	6 410	16	13
Femara	Breast cancer	117	70	137	30	254	49	46
Visudyne	Macular degeneration	101	3	152	28	253	20	17
Exelon	Alzheimer's disease	85	-4	142	14	227	10	6
Tegretol (incl. CR/XR)	Epilepsy	52	4	146	3	198	6	3
Miacalcic	Osteoporosis	116	-2	70	-3	186	-1	-3
Zelnorm/Zelmac	Irritable bowel syndrome	154	27	28	20	182	26	26
Foradil	Asthma	8	33	166	4	174	12	6
Elidel	Eczema	118	-14	46	24	164	-5	-6
Comtan Group	Parkinson's Disease	61	24	68	60	129	43	40
Leponex/Clozaril	Schizophrenia	29	-17	92	-28	121	-22	-26

Top twenty products total		3 522	11	4 776	14	8 298	15	12
Rest of portfolio		375	-4	1 310	-3	1 685	1	-3

Total Division sales excluding accounting adjustment		3 897	9	6 086	10	9 983	12	9
Prior-years' US sales rebate accounting adjustment		-62				-62

Total Division net sales		3 835	7	6 086	10	9 921	12	9

Pharmaceutical Division therapeutic area net sales (unaudited)

Second quarter (unaudited)

	Q2 2005 USD m	Q2 2004 USD m	Change USD (%)

Cardiovascular
Strategic franchise products
Diovan	912	758	20
Lotrel	278	227	22
Lescol	205	187	10
Other	35	29	21

Total strategic franchise products	1 430	1 201	19
Mature products	153	192	-20

Total Cardiovascular products	1 583	1 393	14

Oncology
Strategic franchise products
Gleevec/Glivec	537	404	33
Zometa	312	275	13
Sandostatin (group)	232	195	19
Femara	136	92	48
Other	74	81	-9

Total Oncology products	1 291	1 047	23

Neuroscience
Strategic franchise products
Trileptal	141	114	24
Exelon	110	100	10
Tegretol	101	93	9
Other	196	170	15

Total strategic franchise products	548	477	15
Mature products	116	135	-14

Total Neuroscience products	664	612	8

Respiratory & Dermatology
Strategic franchise products
Lamisil	315	296	6
Foradil	82	76	8
Elidel	58	93	-38
Other	13	9	35

Total strategic franchise products	468	474	-1
Mature products	35	41	-15

Total Respiratory & Dermatology products	503	515	-2

Arthritis/Bone/Gastrointestinal/Hormonal/ Infectious diseases/other (ABGHI)
Strategic franchise products
Zelnorm/Zelmac	102	76	34
Other	74	67	10

Total strategic franchise products	176	143	23
Mature products	418	394	6

Total ABGHI products	594	537	11

Transplantation
Neoral/Sandimmun	244	251	-3
Other	32	19	68

Total Transplantation products	276	270	2

Ophthalmics
Visudyne	129	109	18
Other	92	89	3

Total Ophthalmics products	221	198	12

Total strategic franchise products	4 410	3 810	16
Total mature products	722	762	-5

Total Division net sales	5 132	4 572	12

Pharmaceutical Division therapeutic area net sales (unaudited)

First half (unaudited)

	H1 2005 USD m	H1 2004 USD m	Change USD (%)

Cardiovascular
Strategic franchise products
Diovan	1 757	1 480	19
Lotrel	509	448	14
Lescol	377	361	4
Other	66	52	28

Total strategic franchise products	2 709	2 341	16
Mature products	341	428	-20

Total Cardiovascular products	3 050	2 769	10

Oncology
Strategic franchise products
Gleevec/Glivec	1 033	756	37
Zometa	608	527	15
Sandostatin (group)	453	395	15
Femara	254	170	49
Other	145	151	-5

Total Oncology products	2 493	1 999	25

Neuroscience
Strategic franchise products
Trileptal	293	240	22
Exelon	227	206	10
Tegretol	198	186	6
Other	368	330	11

Total strategic franchise products	1 086	962	13
Mature products	245	260	-6

Total Neuroscience products	1 331	1 222	9

Respiratory & Dermatology
Strategic franchise products
Lamisil	564	516	9
Foradil	174	155	12
Elidel	164	172	-5
Other	27	21	31

Total strategic franchise products	929	864	8
Mature products	84	80	6

Total Respiratory & Dermatology products	1 013	944	7

Arthritis/Bone/Gastrointestinal/Hormonal/ Infectious diseases/other (ABGHI)
Strategic franchise products
Zelnorm/Zelmac	182	144	26
Other	146	129	12

Total strategic franchise products	328	273	20
Mature products	797	755	6

Total ABGHI products	1 125	1 028	9

Transplantation
Neoral/Sandimmun	470	502	-6
Other	60	37	58

Total Transplantation products	530	539	-2

Ophthalmics
Visudyne	253	210	20
Other	188	166	17

Total Ophthalmics products	441	376	17

Total strategic franchise products	8 516	7 354	16
Total mature products	1 467	1 523	-4
Prior-years' US sales rebate accounting adjustment	-62	5

Total Division net sales	9 921	8 882	12

Net sales by region (unaudited)

Second quarter

			% change
	Q2 2005 USD m	Q2 2004 USD m	USD	local currencies	Q2 2005 % of total	Q2 2004 % of total

Pharmaceuticals
US	2 013	1 846	9	9	39	40
Rest of world	3 119	2 726	14	9	61	60

Total	5 132	4 572	12	9	100	100

Sandoz
US	259	264	-2	-2	31	36
Rest of world	573	473	21	15	69	64

Total	832	737	13	9	100	100

Consumer Health
US	797	717	11	11	43	43
Rest of world	1 038	947	10	5	57	57

Total	1 835	1 664	10	8	100	100

Group
US	3 069	2 827	9	9	39	41
Rest of world	4 730	4 146	14	9	61	59

Total	7 799	6 973	12	9	100	100

First half

			% change
	H1 2005 USD m	H1 2004 USD m	USD	local currencies	H1 2005 % of total	H1 2004 % of total

Pharmaceuticals
US	3 835	3 579	7	7	39	40
Rest of world	6 086	5 303	15	10	61	60

Total	9 921	8 882	12	9	100	100

Sandoz
US	510	490	4	3	31	34
Rest of world	1 125	966	16	11	69	66

Total	1 635	1 456	12	8	100	100

Consumer Health
US	1 541	1 393	11	11	43	43
Rest of world	2 043	1 881	9	4	57	57

Total	3 584	3 274	9	7	100	100

Group
US	5 886	5 462	8	8	39	40
Rest of world	9 254	8 150	14	8	61	60

Total	15 140	13 612	11	8	100	100

Quarterly analysis

Key figures by quarter

			Change
	Q2 2005 USD m	Q1 2005 USD m	USD m	%

Total sales	7 799	7 341	458	6
Operating income	1 849	1 680	169	10
Financial income, net	61	45	16	36
Taxes	-292	-281	-11	4
Net income	1 646	1 477	169	11

Sales by region

			Change
	Q2 2005 USD m	Q1 2005 USD m	USD m	%

US	3 069	2 817	252	9
Europe	2 812	2 848	-36	-1
Rest of world	1 918	1 676	242	14

Total	7 799	7 341	458	6

Sales by division

			Change
	Q2 2005 USD m	Q1 2005 USD m	USD m	%

Pharmaceuticals	5 132	4 789	343	7

Sandoz	832	803	29	4

Consumer Health	1 835	1 749	86	5

Total	7 799	7 341	458	6

Operating income by division

			Change
	Q2 2005 USD m	Q1 2005 USD m	USD m	%

Pharmaceuticals	1 611	1 364	247	18

Sandoz	79	110	-31	-28

Consumer Health	289	286	3	1

Corporate income/expense, net	-130	-80	-50	63

Total	1 849	1 680	169	10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 21, 2005	By:	/s/ MALCOLM CHEETHAM
	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting and Accounting

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SIGNATURES